UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces First Quarter 2024 Results for Production and Volume Sold per Metal

Lima, Peru, April 16, 2024 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q24 results for production and volume sold.

Production per Metal

	Three Months Ended March 31, 2024	2024 Guidance (1)

Gold ounces produced
El Brocal	6,675	17.0k - 20.0k
Orcopampa	19,026	70.0k - 75.0k
Tambomayo	9,124	28.0k - 32.0k
Julcani	281	2.8k - 3.2k
La Zanja	1,390	5.0k - 7.0k
Total Direct Operations (2)	36,495	122.8k - 137.2k
Coimolache	22,795	38.0k - 43.0k
Total incl. Associated (3)	43,060	131.5k - 146.7k

Silver ounces produced
El Brocal	873,021	1.4M - 1.7M
Uchucchacua	507,052	2.2M - 2.5M
Yumpag (4)	964,996	6.5M - 7.2M
Orcopampa	7,988	-
Tambomayo	329,066	1.7M - 1.9M
Julcani	386,340	1.7M - 1.9M
La Zanja	2,311	-
Total Direct Operations (2)	3,070,773	13.5M - 15.2M
Coimolache	103,958	0.1M - 0.2M
Total incl. Associated (3)	2,775,730	13.0M - 14.6M

Lead metric tons produced
Uchucchacua	3,910	13.0k - 15.0k
Tambomayo	1,028	2.4k - 2.7k
Julcani	249	0.9k - 1.0k
Total Direct Operations (2)	5,187	16.3k - 18.7k

Zinc metric tons produced
El Brocal	1,985	3.1k - 3.5k
Uchucchacua	5,494	17.0k - 19.0k
Tambomayo	1,335	4.0k - 4.4k
Total Direct Operations (2)	8,814	24.1k - 26.9k

Copper metric tons produced
El Brocal	15,441	55.0k - 60.0k
Total Direct Operations (2)	15,441	55.0k - 60.0k

1.	2024 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of April 2024.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	Considers ore from the pilot stope approved within Yumpag EIA-sd

Volume Sold per Metal

Three Months Ended March 31, 2024

Gold ounces sold
El Brocal	4,572
Orcopampa	18,831
Tambomayo	8,444
Julcani	325
La Zanja	1,413
Total Direct Operations (1)	33,585
Coimolache	21,701
Total incl. Associated (2)	40,523

Silver ounces sold
El Brocal	740,867
Uchucchacua	436,313
Yumpag (3)	1,104,128
Orcopampa	7,912
Tambomayo	289,380
Julcani	383,373
La Zanja	6,052
Total Direct Operations (1)	2,968,025
Coimolache	97,891
Total incl. Associated (2)	2,721,521

Lead metric tons sold
El Brocal	72
Uchucchacua	3,489
Tambomayo	916
Julcani	230
Total Direct Operations (1)	4,707

Zinc metric tons sold
El Brocal	1,592
Uchucchacua	4,535
Tambomayo	1,067
Total Direct Operations (1)	7,194

Copper metric tons sold
El Brocal	14,566
Julcani	22
Total Direct Operations (1)	14,588

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Considers ore from the pilot stope approved within the Yumpag EIA-sd

Average realized prices(1)(2)

Three Months Ended March 31, 2024

Gold (US$/Oz)	2,111
Silver (US$/Oz)	23.44
Lead (US$/MT)	2,012
Zinc (US$/MT)	2,336
Copper (US$/MT)	8,258

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo:

•	Gold, lead and zinc production exceeded 1Q24 projections due to a change in mining sequence, prioritizing higher-margin prepared areas with higher gold, lead and zinc grades, partially offset by lower silver production.

Orcopampa:

•	1Q24 gold production was in line with expectations.

Coimolache:

•	1Q24 gold production was in line with expectations. Environmental permitting delays reduced available space on the leach pads, adversely impacting the volume of fresh ore which could be placed on the pad, as was previously announced.
•	Silver production exceeded 1Q24 projections due to higher grade silver ore processed from the Tantahuatay NW-Ext, which was placed on the leach pad during 4Q23.

Julcani:

•	Silver and lead production was in line with expectations for 1Q24.

Uchucchacua:

•	Silver, lead and zinc in line with expectations for 1Q24.
•	Uchucchacua production increased to an average 1,000 tpd during 1Q24 from 800 tpd reported during the 4Q23, aligned with the Company’s plan to reach 1,500 tpd by the end of 2024.

Yumpag:

•	In January 2024, Yumpag successfully completed processing 124,600 tonnes of ore from its pilot stope.
•	Yumpag received final operating permitting approval on March 18, 2024, enabling uninterrupted mining of up to 1,000 tons per day.
•	Silver production exceeded 1Q24 projections as ore processing was initiated earlier than expected due to the operating permit approval. Processing had previously been expected to start during the 2Q24.

El Brocal:

•	Copper production was in line with expectations for 1Q24.
•	Silver production exceeded 1Q24 projections due to higher than anticipated grades from the open pit’s remaining stockpiled inventories. This was partially offset by lower than anticipated zinc grades during the quarter.
•	As was previously reported, El Brocal’s lead and zinc open pit mine has been placed under care and maintenance for up to three years until the Company receives the approval of the mine’s Modification of Environmental Impact Assessment.
•	El Brocal’s 1Q24 underground mine exploitation rate reached 10,500 tpd, in line with the Company’s target to reach 11,000 tpd by the end of 2024.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: April 16, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer